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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  ENCAD, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                          COMMISSION FILE NO. 0-23034
--------------------------------------------------------------------------------
                                (CUSIP Number)

RICHARD H. PICKUP, c/o WEDBUSH MORGAN SECURITIES, INC., 610 NEWPORT CENTER DR.,
         SUITE 1300, NEWPORT BEACH, CALIFORNIA 92660 -- (714) 759-1311
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                FEBRUARY 12, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D - AMENDMENT NO. 2

CUSIP No.      0-23034                         Page     2    of     8     Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Richard H. Pickup, an individual - ####-##-####
          Pickup Family Trust - #33-6123575
          DRP Charitable Remainder Unitrust - #88-6055771
          TMP Charitable Remainder Unitrust - #88-6055770
          Pickup Charitable Remainder Unitrust II - #33-056397
          Dito Devcar Corporation, a Nevada corporation - #88-0294385
          Dito Caree, LP, a Nevada limited partnership - #88-0303506
          TD Investments, LLC, a Nevada limited liability company - #88-0370064
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ X ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF and WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Richard H. Pickup is a resident of the State of California and a citizen of the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.
          ---------------------------------------------------------------------

  NUMBER OF      (7)   SOLE VOTING POWER

   SHARES              Dito Devcar Corporation - 1,060,000
                       Dito Caree, LP - 208,000   TD Investments, LLC - 50,000
BENEFICIALLY           Pickup Charitable Remainder Unitrust II - 25,000
                       DRP Charitable Remainder Unitrust - 50,000
  OWNED BY             TMP Charitable Remainder Unitrust - 50,000
                       Pickup Family Trust - 112,000
    EACH               --------------------------------------------------------
                 (8)   SHARED VOTING POWER
  REPORTING
                               NONE
 PERSON WITH           --------------------------------------------------------
                 (9)   SOLE DISPOSITIVE POWER

                              (SAME AS ITEM 7 ABOVE)
                       --------------------------------------------------------
                 (10)  SHARED DISPOSITIVE POWER

                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (SAME AS ITEM 7 ABOVE)    TOTAL SHARES OWNED - 1,555,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Dito Devcar Corporation - 9.16%   Dito Caree, LP - 1.79%
          TMP Charitable Remainder Unitrust - .43%
          Pickup Charitable Remainder Unitrust II - .21%
          TD Investments, LLC - .43%
          Pickup Family Trust - .97%
          DRP Charitable Remainder Unitrust - .43%   TOTAL - 13.44%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          Richard H. Pickup - IN    Dito Devcar Corporation - CO
          Dito Caree, LP - PN Pickup Charitable Remainder Unitrust II - CO
          DRP Charitable Remainder Unitrust - CO    Pickup Family Trust - CO
          TMP Charitable Remainder Unitrust - CO    TD Investments, LLC - CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                         AMENDMENT NO. 3 TO SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

         This statement represents Amendment No. 3 to an original Schedule 13D, dated April 8, 1998 ("Schedule 13D") and two Amendments thereto as previously filed and relates to shares of common stock ("Shares") of Encad, Inc., a Delaware corporation ("ENCD"), whose principal executive offices are located at 6059 Cornerstone Court West, San Diego, CA 92121.

ITEM 2. IDENTITY AND BACKGROUND

         A. This Amendment is being filed as Amendment No. 3 to the Schedule 13D, dated April 8, 1998 and additional Amendments thereto, and is filed to represent a "year end" report to disclose additional acquisitions of shares by certain members of the "Group," which members have been previously identified, and to disclose an additional entity who shall be acknowledged as being a member of the "Group," all of whom are shareholders of ENCD.

         B. Members of the Group, as previously identified in the Schedule 13D, are as follows:

                  (1) Dito Devcar Corporation, a Nevada corporation ("Dito") which has been previously identified in the Schedule 13D and the Amendments previously filed. Dito currently owns of record and beneficially 1,060,000 Shares. The acquisition of Shares by Dito during the past sixty (60) days are as reported in Item 5 hereinbelow.

                  (2) Dito Caree, L.P. ("Caree") is a Nevada limited partnership and is identified in the Schedule 13D and subsequent Amendments thereto. Caree owns of record and beneficially 208,000 Shares. Acquisition of shares by Caree during the past sixty (60) days are as reported in Item 5 hereinbelow.

                  (3) The Pickup Family Trust ("Family Trust") is as identified in Schedule 13D and amendments thereto. The Family Trust currently holds 112,000 Shares of ENCD. The Family Trust has acquired no shares during the past sixty
(60) days.

                  (4) DRP Charitable Unitrust ("DRP Trust") is a charitable trust as identified in Schedule 13D and Amendments thereto. The DRP Trust owns of record 50,000 Shares. The DRP Trust has acquired no additional Shares during the past sixty (60) days.

                  (5) TMP Charitable Unitrust ("TMP") is a charitable trust as identified in Schedule 13D and Amendments thereto. TMP Trust owns of record 50,000 Shares. TMP Unitrust has acquired 25,000 Shares during the past sixty
(60) days as reported in Item 5 hereinbelow.

                  (6) Pickup Charitable Remainder Unitrust II ("Trust II") is a charitable trust as identified in Schedule 13D and the Amendments thereto. The Trust II owns of record and beneficially 25,000 shares. Trust II has acquired no shares within the past sixty (60) days.

                  (7) TD Investments ("TD") is a Nevada limited liability company as to which Mr. David B. Hehn is the President, Secretary and Treasurer. TD maintains its offices for the transaction of business at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The members of TD are certain of the trusts identified herein, which trusts are, directly or indirectly, influenced or controlled by Mr. Pickup and therefore that entity is being included as a member of the "group" as previously defined in Schedule 13D and the amendments thereto. TD Investment currently holds 50,000 shares, none of which have been acquired within the past 60 days.

                  (8) Mr. Richard H. Pickup, an individual, does, as previously disclosed, exercise certain direct or indirect control over certain of the reporting entities herein. However, he personally, neither beneficially nor of record, owns any Shares. Since it is acknowledged that Mr. Pickup does effectively directly or indirectly exercise control over certain of the reporting entities disclosed in this filing, Mr. Pickup is also filing as a reporting person.

         Subsequent to this Amendment, two of the trusts, the DRP Charitable Trust and the TMP Charitable Trust, changed their Trustees. The Trustee of both trusts is now Mr. Dennis W. Harwood who has replaced Mr. Richard H. Pickup as Trustee of those trusts. Mr. Harwood has acted, from time to time, as attorney and legal advisor to Mr. Pickup and various of the reporting entities, and, although Mr. Pickup no longer is the Trustee of said trusts, by reason of the relationship between the entities and the fact that members of Mr. Pickup's family are beneficiaries of said trusts (together with various charitable entities), those two entities will continue to be reporting entities as members of the group.

         Over the past five years, none of the filing persons have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in judgment, decree or final order enjoining future violations of, or prohibitions or mandating activity subject to federal, or state securities laws or finding any violations with respect to such laws. Further, none of the officers or directors of the Corporations nor the general partner of the Partnerships identified herein, nor any of the Trustees or any of the Trusts identified herein, nor manager or officers of any limited liability company identified herein have at any time been convicted in any criminal proceeding or have been a party to any of those proceedings specified in subparagraph (2) hereinabove.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As has been reported in the Schedule 13D and Amendments thereto, the source of all funds used in acquiring Shares by each of the filing persons represents either personal funds of Mr. Pickup, which were originally contributed to the Trusts or the Partnerships, or represents working capital of those entities. No funds used by any of the reporting persons in acquiring any of the Shares were borrowed and all Shares which were acquired by each of the reporting entities were purchased through licensed broker dealers in open market transactions, and sales were made through licensed broker dealers in open market transactions. Details concerning acquisitions or sales of Shares during the past sixty (60) days by each of the filing persons is as detailed and specified in
Item 5 hereinbelow.

ITEM 4. PURPOSE OF TRANSACTION

         Each of the filing persons has purchased Shares of ENCD for investment purposes only.

         Those alternatives available to the filing persons in connection with ENCD securities include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transaction, and disposing of all or any portion of the Shares of ENCD common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons nor Mr. Richard H. Pickup has any present plans in connection with any persons nor Mr. Richard H. Pickup has any present plans in connection with any of the foregoing, however, none of the foregoing actions nor any of the following described actions by any of the filing persons or Mr.
Richard H. Pickup can be ruled out in the future for either the short or long term.

         Further, none of the filing persons or Mr. Pickup has any present plans or proposals which may relate to or result in:

         A. The acquisition or disposition by any reporting person of any additional securities of the issuer or the disposition of securities of the issuer.

         B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

         C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

         D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies upon the board.

         E. Any material change in the present capitalization or dividend policy of the issuer.

         F. Any material change in the issuer's business or corporate structure.

         G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

         H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         J. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The interest in the securities of ENCD held by each of the filing and reporting persons is as reported below. It is to be noted that the percentage of interest holdings is based upon ENCD's most recent Securities and Exchange Commission filing of its Form 10-Q as filed September 30, 1998. Said filing reported that there were 11,509,087 shares outstanding as of November 13, 1998.

         Based upon the total number of 11,509,087 shares of ENCD outstanding, the interest in the securities held by each of the reporting person is:

         A. Dito Devcar Corporation is the beneficial and record owner 1,060,000 Shares. The Corporation's holdings of Shares constitute approximately 9.21% all of the outstanding ENCD Shares based upon 11,509,087 shares outstanding.

         B. Pickup Family Trust is the beneficial and record holder of 112,000 Shares of ENCD Shares, which Shares constitute approximately 0.97% of the outstanding Shares of common stock of ENCD based upon 11,509,087 shares outstanding.

         C. DRP Charitable Unitrust is the beneficial and record holder of 50,000 Shares of ENCD Shares, which Shares constitute approximately .43% of the outstanding Shares of common stock of ENCD based upon 11,509,087 shares outstanding.

         D. TMP Charitable Unitrust is the beneficial and record holder of 50,000 Shares of ENCD Shares, which Shares constitute approximately .43% of the outstanding Shares of common stock of ENCD based upon 11,509,087 shares outstanding.

         E. Pickup Charitable Remainder Unitrust II is the beneficial and record holder of 25,000 Shares of ENCD Shares, which Shares constitute approximately
 .21% of the outstanding Shares of common stock of ENCD based upon 11,509,087 shares outstanding.

         F. TD Investment is the beneficial and record holder of 50,000 Shares of ENCD Shares, which Shares constitute approximately .43% of the outstanding Shares of common stock of ENCD based upon 11,509,087 shares outstanding.

         G. Dito Caree, L.P. is the beneficial and record holder of 208,000 Shares of ENCD Shares, which Shares constitute approximately 1.80% of the outstanding Shares of common stock of ENCD based upon 11,509,087 shares outstanding.

         H. As noted above, Mr. Richard Pickup owns no Shares of ENCD beneficially or of record.

         All of the reporting persons currently hold a combined total of 1,555,000 Shares of ENCD or 13.5% of all Shares of ENCD based on 11,509,087 Shares of outstanding Shares of common stock.

         In addition to the stock dividend reported above, the following reported entities did engage in transactions involving ENCD securities within the last sixty days.

                             DITO DEVCAR CORPORATION

                             (Purchase Transactions)

         Date of                     Shares                      Price                      Total
       Transaction                  Acquired                   Per Share             Consideration Paid
         12/30/98                    20,000                     3.5826                     $71,653
         01/05/99                    10,000                     3.6178                      36,178
         01/06/99                    10,000                     3.5928                      35,928
         01/12/99                     2,000                     3.6533                       7,538
         02/02/98                    10,000                     3.6533                      36,553
                     Total Acquisition:  52,000

                                    DRP CRUT

         Date of                     Shares                      Price                      Total
       Transaction                  Acquired                   Per Share             Consideration Paid
         12/22/98                    17,500                      3.8425                    $67,243
         12/29/98                      7,500                     3.7950                     28,462
                     Total Acquisition:  25,000

                                    TMP CRUT

         Date of                     Shares                      Price                      Total
       Transaction                  Acquired                   Per Share             Consideration Paid
         12/24/98                    20,000                      3.7557                     15,103
         12/29/98                     5,000                      3.795                      18,973
                   Total Acquisition:  25,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No contracts, arrangements, understandings or relationships exist with respect to securities of ENCD between any of the reporting persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable as to the reporting persons, no exhibits are being filed.

                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  February 15, 1999                   DITO DEVCAR CORPORATION
                                            A Nevada corporation


                                            By:  /s/ DAVID B. HEHN
                                                 -------------------------------
                                                     DAVID B. HEHN, President

                                            DITO CAREE, L.P.
                                            A Nevada limited partnership

                                                     By:  Gamebusters, Inc.,
                                                     A Nevada corporation
                                                     Its General Partner


                                            By:  /s/ DAVID B. HEHN
                                                 -------------------------------
                                                     DAVID B. HEHN, President



                                            DITO DEVCAR, L.P.
                                            A Nevada limited partnership

                                                     By:  Gamebusters, Inc.,
                                                     A Nevada corporation
                                                     Its General Partner


                                            By:  /s/ DAVID B. HEHN
                                                 -------------------------------
                                                     DAVID B. HEHN, President



                                            THE PICKUP FAMILY TRUST UNDER
                                            DECLARATION OF TRUST,
                                            Dated January 5, 1989


                                            By:  /s/ RICHARD H. PICKUP
                                                 -------------------------------
                                                     RICHARD H. PICKUP, Trustee

                       [SIGNATURES CONTINUE ON NEXT PAGE]

                                            DRP CHARITABLE UNITRUST UNDER
                                            DECLARATION OF TRUST,
                                            Dated January 29, 1993


                                            By:  /s/ DENNIS HARWOOD
                                                 -------------------------------
                                                     DENNIS HARWOOD, Trustee

                                            TMP CHARITABLE UNITRUST UNDER
                                            DECLARATION OF TRUST,
                                            Dated January 29, 1993


                                            By:  /s/ DENNIS HARWOOD
                                                 -------------------------------
                                                     DENNIS HARWOOD, Trustee



                                            PICKUP CHARITABLE REMAINDER
                                            TRUST II


                                            By:  /s/ RICHARD H. PICKUP
                                                 -------------------------------
                                                     RICHARD H. PICKUP, Trustee

                                            TD INVESTMENTS, LLC,
                                            A Nevada limited liability company


                                            By:  /s/ DAVID B. HEHN
                                                 -------------------------------
                                                     DAVID B. HEHN, President


                                            /s/ RICHARD H. PICKUP
                                            -------------------------------
                                            RICHARD H. PICKUP
                                            An Individual